EARLY WARNING REPORT FILED PURSUANT TO
PART 4 OF NATIONAL INSTRUMENT 62-103

1.	The name and address of the eligible institutional investor:

Passport Management, LLC (the “Investment Manager”) 402 Jackson Street San Francisco, CA 94111

2.	Name of the reporting issuer for which the report is made:

Evolving Gold Corp. (the “Reporting Issuer”)

3.

Net increase or decrease in the number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities since the last report filed by the eligible institutional investor under Part 4 of National Instrument 62-103 or the early warning requirements:

Not applicable.

4.

Designation and number or principal amount of voting or equity securities and the eligible investor’s securityholding percentage in the class of securities at the end of the month for which the report is made:

On April 17, 2007, the Investment Manager entered into a Subscription Agreement pursuant to which it, as Investment Manager of a limited partnership, Passport Materials Master Fund, LP “The Fund”, acquired beneficial ownership of, by virtue of having the right to acquire 2,600,000 Common Shares (“Common Shares”) and 2,600,000 Common Share Purchase Warrants (“Warrants”) of the Reporting Issuer, together the “Shares”. Based on the current capitalization of the Reporting Issuer, this represents approximately 19.13% of the outstanding Shares of the Reporting Issuer. The acquisition of the Shares occurred on April 26, 2007.

5.	Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph 4 over which:

(a)	the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

The Investment Manager does not, itself, own any Shares. The Shares will be owned by The Fund which the Investment Manager may be deemed by the Securities Act (Ontario) to be acting jointly and in concert with and are described in paragraph 8 below.

(b)

the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

Not applicable.

(c)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

The Investment Manager will have exclusive control over all of the securities referred to in paragraph 4.

6.

Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

The Investment Manager is an investment advisor registered with the Securities and Exchange Commission under Section 203 of the Investment Advisors Act of 1940, as amended. In its capacity as investment advisor, it acquired ownership of, or control over, the Shares in the ordinary course of business for investment purposes only, on behalf of the accounts managed by it. The Investment Manager, on behalf of the accounts managed by it, may acquire ownership of, or control over, additional Shares of the Reporting Issuer or dispose of Shares of the Reporting Issuer for investment purposes as determined to be in the best interests of the accounts at any time in the future.

7.

General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

8.	Names of any joint actors in connection with the disclosure required herein:

The Shares will be held for the benefit of Passport Materials Master Fund LP (2,600,000 Common Shares and 2,600,000 Common Share Purchase Warrants). Passport Holdings, LLC is the General Partner of Passport Materials Master Fund LP (“Materials Master Fund”). Passport Management LLC is the Investment Manager to Materials Master Fund. Passport Capital LLC is the Managing Member of Passport Management, LLC and Passport Holdings, LLC. John H. Burbank III is the sole Managing Member of Passport Capital, LLC. As a result, each of Passport Holdings, LLC, Passport Capital, LLC, and Materials Master Fund may be considered to be joint actors with Passport Management, LLC in connection with the disclosure required herein.

9.

Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements of Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

Not Applicable.

10.	Statement that the eligible institutional investor is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

The Investment Manager is an eligible institutional investor, eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer.

11.	Other:

The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 9th day of May, 2007.

PASSPORT MANAGEMENT, LLC

By: (signed)
       Joanne Cormican, as Chief Financial Officer